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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69445

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Gatewood Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street, 25th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck 212-897-1690
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name - if individual, state last, first, middle name)

517 Route One (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Gatewood Advisors LLC for the year ended June 30, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

Signature

Financial and Operations Principal and CFO
Title



_____

Notary Public

08/28/2018

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
             under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
             Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
             Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
             Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
             Requirements Under Rule 15c3-3.
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
             Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
             the date of the previous audit.
[ ]   Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3
             Exemption.
[ ]   Rule 15c3-3 Exemption Report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gatewood Advisors LLC
Statement of Financial Condition
June 30, 2018
(With Report of Independent Registered Public Accounting Firm)

Gatewood Advisors LLC

Table of contents
June 30, 2018

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Gatewood Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gatewood Advisors LLC (the "Company") as of June 30, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Berkower LLC

Berkower LLC
Iselin, New Jersey
August 29, 2018

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands



Gatewood Advisors LLC

Statement of Financial Condition
June 30, 2018

Assets

Cash	$	121,473
Other assets		5,310
Total assets	$	126,783

Liabilities and Member's Equity

Liabilities

Accounts payable	$	9,253
Total liabilities		9,253
Member's equity		117,530
Total liabilities and member's equity	$	126,783

The accompanying notes are an integral part of these financial statements.

Gatewood Advisors LLC

Notes to Statement of Financial Condition
June 30, 2018

1. Organization and Business

Gatewood Advisors (the "Company"), a wholly-owned subsidiary of Gatewood Capital Partners LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of New York. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a broker-dealer that provides business advisory services and serves as a broker for the private placement of securities.

The liability of the Member is limited to the capital equity it has invested in the Company.

2. Summary of Significant Accounting Policies

a. Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

b. Revenue Recognition
All fees and advisory revenues are based on the terms of the contracts and are recorded when the fees are earned, fixed or determinable, and collectible. An early payment discount is sometimes offered by the Company to motivate customers to pay sooner.

c. Income Taxes
The Company is a "disregarded entity" for income tax purposes, as it is a wholly owned subsidiary of the Parent. The operations of the Company are included on the Parent's tax return, and flow through taxable income to the members of the Parent. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements.

d. New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management is currently evaluating the impact of the adoption of Topic 606 will have on the Company's financial statements.

3. **Transactions with Related Parties**

The Company maintains an expense sharing agreement with the Parent. Pursuant to the agreement, the Parent funds some of the Company's expenses and provides accounting, administration, office space, office equipment, employee services, employee travel, professional and other services. The Parent incurs these costs and provides these services at no cost to the Company. The results of operations may have been materially different if the Company had operated as an independent company.

The Company provides placement services to affiliates and non-affiliates. Pursuant to the terms of certain Placement Agent Agreements, the Company may or may not receive fees for the services it provides to the affiliates.

At June 30, 2018, all the accounts payable are due to the Parent.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2018, the Company had net capital of $112,220 which exceeded the required net capital by $107,220.

The Company does not hold customers' cash or securities. As such, the Company is not affected by SEC Rule 15c3-3.

5. **Concentration**

All cash deposits are held in a non-interest bearing account by one financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

6. **Subsequent Events**

Management of the Company has evaluated events or transactions that have occurred since June 30, 2018 and determined that there are no material events that would require disclosure in the Company's financial statements.